UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Helix Power Corporation

Legal status of issuer

        Form
        C-corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        July 31, 2013

Physical address of issuer
28 Dane Street, Somerville, MA 02143

Website of issuer
https://www.helixpower.com

Current number of employees
1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$291,716	$352,902
Cash & Cash Equivalents	$134,682	$68,584
Accounts Receivable	$3,000	$163,934
Short-term Debt	$33,769	$68,813
Long-term Debt	$132,047	$0
Revenues/Sales	$195,362	$522,941
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($176,495)	$246,978

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

May 2, 2022

Helix Power Corporation



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Helix Power Corporation ("the Company") is a Delaware corporation, incorporated on July 31, 2013.

The Company is located at 28 Dane Street, Somerville, MA 02143.

The Company's website is https://www.helixpower.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. Investors should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The Company conducts business in a heavily regulated industry. If it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The energy industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the government programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its product. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. The Company is dependent on a relatively small team of executives and directors. The Company does not hold Key Man insurance and there can be no guarantee that all key personnel will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations. Doing so could require significant effort and expense or may not be feasible.

The Company's business model is capital intensive. The amount of capital of the Company is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition, and results of operations. Forward-looking statements involve known and unknown

risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has participated in related party transactions. The Company has related party transactions with a related entity for consulting services and other related party transactions which include accrued expense reimbursements. As of October 31, 2021, expense reimbursements owed to related parties were $9,888

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business

Helix Power Corporation was formed in 2013 as a C-Corporation in Delaware and is headquartered in Somerville, Massachusetts.

Helix Power Corporation has a product in development, targeting the energy storage and power management markets. The Helix product is a 1 MW flywheel system with capacity for high power, high cyclic charge & discharge, short duration charge & discharge and continuous operation. These industrial markets include Grid power, Large Seaport Cranes and Rapid Transit. The Helix product will be located at or near a power plant / wind farm, at the seaport and at or near a rapid transit substation, respectively.

The Company completed purchase orders with Sandia National Laboratories to complete manufacturing drawings for the new flywheel mechanical hardware, complete the Balance of Systems engineering, and parent submittals and to define and assemble a flywheel based on the engineering design drawings from their previous subcontract in 2018. The Company is also involved in a funding agreement with NYSERDA, a quasi-governmental agency in New York state. The agreement permits NYSERDA to have some share in the product once it is marketed, under certain conditions. We noted the project is organized in phases and the successful completion of each phase requires the attainment of task deliverables scheduled for completion during that phase.

Business Plan

Mission. Helix Power plans to fill the gap between energy supply & demand with our proprietary and patented flywheel short-term energy storage system.

Vision. Helix Power aims to enable a reliable and resilient zero-carbon grid.

Requirements & Markets Fit. Target markets include Grid Balancing (for zero carbon), Large seaport cranes, Rapid Transit, and Microgrids. These markets all have short-duration storage requirements that Helix Power satisfies: high power (1MW+), high number of cycles (1M+), short charge/ discharge time (90 sec), continuous operation, long life (20 yrs+), and low life cycle cost.

The Product & Technical Advantage. Helix's first product is a patented 1 MW flywheel system. This includes the flywheel and power electronics system. The Helix system has unique design features that set it apart and satisfy the above requirements. These include active cooling, a permanent magnet motor, operation in a vacuum, state-of-the-art power electronics, magnetic bearings, and a composite rotor.

The Value Prop. The Helix system provides GHG reduction, grid reliability, grid asset life enhancement, energy savings, peak power reduction, speed of operation, and cost productivity and savings versus current methods.

Multiple Grant Awards. Helix has received grants from New York State Energy Research & Development Authority (NYSERDA) and Sandia National Laboratories (US DoE). Grants have been used for completing the design (extensive reviews), drawings, analysis, select component test, competitive price quoting, and placing suppliers on PO.

Product Status & Plan Forward. Currently, Currently, Helix is in process of procuring hardware for a full-scale prototype flywheel system. Build and test is planned for Q1 2023/Q2 2023 depending upon the timing of receipt of hardware from suppliers and tooling for assembly and test. Procurement for a 2nd full-scale system is planned for 2023 in anticipation of an initial customer deployment.

Company Structure. The company maintains a small internal team and relies upon subcontractor relationships for a significant portion of technology co-development.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Matthew Lazarewicz	President & Co-Founder	Responsible for leading Helix Power's direction, relationships, and day-to-day business activities.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	Percentage ownership of the Company by the holders of such securities	Other material terms
Common Stock	3,943,750	Yes	N/A	**100%**	N/A
Common Options	425,000	Yes, If Exercised	N/A	N/A	N/A
Convertible Notes	126,500	If Converted	N/A	N/A	N/A

The Company issued a 2020 stock option plan in which a maximum 800,000 shares may be issued. The plan is effective for 10 years and option holders would be able to exercise vested shares subject to certain limitations within the plan. As of October 31, 2021, there were 425,000 options issued and outstanding.

The Company has approximately $126,500 of Convertible Notes outstanding. These Notes were issued in 2021 and carry a $10,000,000 valuation cap or 20% discount rate at conversion. The Notes accrue interest at 5% annually, with a maturity term of 24 months. As of October 31, 2021, there is approximately $397,000 of Notes to be funded for a total of approximately $524,000.

The Company has short-term liabilities consisting of balances of accounts payable as occurs through day-to-day operations.

Ownership

A majority of the Company is owned by Matthew Lazarewicz.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Matthew Lazarewicz	2,000,000 Common Shares	50.71%
Kevin Blackman	1,250,000 Common Shares	31.70%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Helix Power Corporation ("the Company") is a corporation organized on July 31, 2013, under the laws of the State of Delaware, and is headquartered in Somerville, Massachusetts. The Company plans to manufacture flywheel power systems for energy storage for high-cycle, high-power, long-life applications.

Liquidity and Capital Resources
The Company has approximately $135,000 in cash on hand as of October 31, 2021, which will be used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future. The Company expects the R&D expenses related to prototype development to be significant.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what the investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to the investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

The Company has issued approximately $524,000 Convertible Notes. The Convertible Notes were issued in 2021, and offered through Regulation CF and Regulation D, 506(c). The Notes carry a $10,000,000 valuation cap or 20% discount rate at conversion. The Notes accrue interest at 5% annually, with a maturity term of 24 months. The offering under Regulation CF was facilitated with SI Securities, LLC acting as the intermediary.

The Company has also been funded via grant awards from various funding sources since inception, to complete design and development of their technology.

As stated in the Subsequent Events section, the Company executed a Simple Agreement for Future Equity (SAFE) agreement as part of a participation agreement with a clean technology accelerator program subsequent to year end. The SAFE will automatically convert into the number of shares of standard preferred stock equal to five percent (5.0%) of the Company capitalization upon an initial equity round in which the Company sells in excess of an aggregate of $2,000,000 of preferred stock.

Dilution
When the Company issues more shares (or additional equity interests), the percentage of the Company investors own will go down, even though the value of the Company may go up. Investors will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares, or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If investors are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has related party transactions with a related entity for consulting services and other related party transactions which include accrued expense reimbursements. As of October 31, 2021, expense reimbursements owed to related parties were $9,888.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders: None.

Bad Actor Disclosure
None.

Ongoing Reporting
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C-AR filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Subsequent Events
The Company executed a Simple Agreement for Future Equity (SAFE) agreement as part of a participation agreement with a clean technology accelerator program subsequent to year end. The SAFE will automatically convert into the number of shares of standard preferred stock equal to five percent (5.0%) of the Company capitalization upon an initial equity round in which the Company sells in excess of an aggregate of $2,000,000.00 of preferred stock.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Matthew Lazarewicz*
_____
(Signature)

Matthew Lazarewicz
_____
(Name)

President & Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Matthew Lazarewicz*
_____
(Signature)

Matthew Lazarewicz
_____
(Name)

President & Co-Founder
_____
(Title)

May 2, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

2021 COMPANY CERTIFIED FINANCIAL STATEMENTS

Helix Power Corporation



I, Matthew Lazarewicz, President of Helix Power Corporation (the "Company"), hereby certify as of the below date that the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of October 31, 2021, and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal year ended October 31, 2021, and any related notes to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects.

/s/ *Matthew Lazarewicz*
_____
(Signature)

Matthew Lazarewicz
_____
(Name)

President
_____
(Title)

May 2, 2022
_____
(Date)

Helix Power Corporation
Balance Sheet

October 31, 2021 (unaudited)

	2021
Assets	
Current assets	
Cash and cash equivalents	$ 134,682
Accounts receiveable, net	3,000
Prepaid Expenses	
Total current assets	137,682
Patents, net	154,034
Total assets	**$ 291,716**
Liabilities and Stockholders' Equity (Deficit)	
Current liabilities	
Accounts payable	$ 19,300
Accounts payable - related party	9,888
Accrued Expenses	4,581
Total current liabilities	33,769
Long term liabilities	
Convertible debt	126,500
Notes payable	5,547
Total long term liabilities	132,047
Stockholders' equity (deficit)	
Common stock $0.0001 par value, 20,000,000 shares authorized; 3,986,250 shares issued and outstanding	396
Treasury stock, $0.0001 par value	(66)
Additional paid-in capital	57,041
Retainted earnings	68,529
Toal stockholders' equity (deficit)	125,900
Total libilities and stockholders' equity (deficit)	**$ 291,716**

Helix Power Corporation
Statement of Operations

Year ended October 31, 2021 (unaudited)

		2021
Sales	$	195,362
Gross profit		195,362
Operating expenses		
General and administrative		24,229
Legal and professional	**$**	**39,726**
Product development expenses		261,438
Payroll and payroll related expenses		28,158
Total operating expenses		353,551
Operating income (loss)	$	(158,189)
Other income (expenses)		
Stock based compensation	$	(18,306)
Net loss		(176,495)

Helix Power Corporation
Statement of cash flow

October 31, 2021 (unaudited)

	2021
Cash flows from operating activities	
Net Loss	$ (176,495)
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Amortization	3,871
Share based compensation	18,306
Decrease (increase) in assets:	
Accounts Receviable	160,934
Prepaid Expenses	2,500
Increase (decrese) in liabilities:	
Accounts payable	2,092
Accounts payable - related party	(29,376)
accrued interest	(7,760)
Net cash used in operating activities	(25,928)
Cash flows from investing activities	
Patents	(40,021)
Net cash used in investing activities	(40,021)
Cash flows from financing activities	
Convertible debt	126,500
Notes payable	5,547
Net cash provided by (used in) financing activities	132,047
Net increase (decrease) in cash and cash equivalents	66,098
Cash and cash equivalents at beginning of year	68,584
Cash and cash equivalents at end of the year	$ 134,682
Supplemental Disclosure	
Interest Paid	$ -
Taxes Paid	$ 737

Helix Power Corporation
Statement of Stockholders' equity (Deficit)

Year ended October 31, 2021 (unaudited)

| | Common Stock | | | Additional | | |
	Shares	Amount	Treasury Shares	Paid in Capital	Retained Earnings	Total
Balance October 31, 2020	3,986,250	$ 396	$ (66)	$ 38,735	$ 245,024	$ 284,089
Stock based compensation				18,306		18,306
Net loss					(176,495)	(176,495)
Balance October 31, 2021	3,986,250	396	(66)	57,041	68,529	125,900